Exhibit 12.2

SARA LEE CORPORATION AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges
And Preferred Stock Dividend Requirements
(in millions, except ratios)

	Fiscal Year ended
	June 29, 2002(1)	June 30, 2001(2)	July 1, 2000	July 3, 1999(3)	June 27, 1998(4)
Fixed charges and preferred stock dividend requirements:
Interest expense	$304	$270	$252	$237	$224
Interest portion of rental expense	60	64	63	62	61

Total fixed charges before capitalized interest, preferred stock dividend requirements and preference security dividends	364	334	315	299	285
Preference security dividends of consolidated subsidiaries	21	36	35	32	35
Capitalized interest	7	14	9	3	10
Preferred stock dividend requirements (5)	17	18	20	20	24

Total fixed charges and preferred stock dividend requirements	$409	$402	$379	$354	$354

Earnings available for fixed charges and preferred stock dividend requirements:
Income before income taxes continuing operations	$1,185	$1,851	$1,567	$1,570	$(531)
Less undistributed income in minority-owned companies	(3)	(2)	(8)	(6)	(6)
Add minority interest in majority-owned subsidiaries	20	27	13	12	6
Add amortization of capitalized interest	24	24	24	23	25
Add fixed charges before capitalized interest, preferred stock dividend requirements and preference security dividends	364	334	315	299	285

Total earnings available for fixed charges and preferred stock dividend requirements	$1,590	$2,234	$1,911	$1,898	$(221)

Ratio of earnings to fixed charges and preferred stock dividend requirements	3.9	5.6	5.0	5.4	(0.6)

(1)	In fiscal 2002, the corporation recorded a pretax charge of $170 million in connection with certain reshaping actions.

(2)
In fiscal 2001, the corporation recorded a pretax charge of $554 million in connection with certain reshaping actions, a pretax gain of $105 million in connection with the initial public offering of its Coach Inc. subsidiary and a tax-free gain of $862 million in connection with the exchange of its stock for the stock of Coach Inc., that resulted in an increase in income from continuing operations before taxes of $413 million.

(3)
In fiscal 1999, the corporation recorded a gain of $137 million on the sale of its tobacco business and a product recall charge of $76 million that resulted in an increase of income from continuing operations before taxes of $61 million.

(4)	In fiscal 1998, the corporation recorded a restructuring provision that reduced income from continuing operations before taxes by $2,038 million.

(5)	Preferred stock dividends in the computation have been increased to an amount representing the pretax earnings that would have been required to cover such dividends.